UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Amendment No. 7

Under the Securities Exchange Act of
1934

XTRA Corporation
(Name of Issuer)

Common Stock, $0.50 par value (Title
of Class of Securities)

984-130-10-7
(CUSIP Number)


Laurel FitzPatrick
Tiger Management L.L.C.
101 Park Avenue
New York, NY  10178
212-984-2500
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

January 25, 1999
(Date of Event which Required Filing
of this Statement)


If the filing person has previously
filed a statement on Schedule 13G to
report the acquisition which is the
subject of this Schedule 13D, and is
filing this schedule because of Rule
13d1(b)(3) or (4), check the following
box [X].

Check the following box if a fee is
being paid with this statement [ ].

The information required on the
remainder of this cover page shall not
be deemed to be "filed" for the
purpose of Section 18 of the
Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act
but shall be subject to all other
provisions of the Act.



Cusip Number: 984-138-10-7
Item 1.  Tiger Management L.L.C. Item
2  Check the Appropriate Box if a
Member of a Group:(a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  3,143,500
Item 8.  -0-
Item 9.  3,143,500
Item 10. -0-
Item 11. 3,143,500
Item 13.  21.8%
Item 14.  IA



Cusip Number:  984-138-10-7
Item 1.  Tiger Performance
L.L.C.
Item 2.  Check the Appropriate
Box if a Member of a Group: (a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  1,235,494
Item 8.  -0-
Item 9.  1,235,494
Item 10. -0-
Item 11. 1,235,494
Item 13. 8.6%
Item 14.  IA



Cusip Number:  984-138-10-7
Item 1.  Tiger Management
Corporation
Item 2.  Check the Appropriate
Box if a Member of a Group: (a)(b)x
Item 4.  OO
Item 6.  Delaware
Item 7.  4,378,994
Item 8.  -0-
Item 9.  4,378,994
Item 10. -0-
Item 11.  4,378,994
Item 13. 30.4%
Item 14. HC, CO


Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding the
following sentence:

As disclosed in a press release by
XTRA Corporation, on January 25, 1999
funds advised by TMLLC and TPLLC sold
962,406 shares of common stock to the
Company at a purchase price of
$41.5625 per share.

Item 5.  Interest in Securities
of the Issuer.

Items 5(a) and (b)are hereby amended
as follows:
5 (a) Each person or entity named in
Item 2, is the beneficial owner of
shares of Common Stock as set forth in
the table below:
       (1)
               Number of      % of
Name           Shares       share O/S
TMC            4,378,994(2)  30.4%
TMLLC          3,143,500     21.8%
TPLLC          1,235,494     8.6% JHR,
Jr.       23,500        .16%

(1)  The table above sets forth
information as of the date of
the filing of this amendment No. 7.

(2) The shares and percentages shown
for TMC in the above table include all
of the shares and percentages in the
above table shown for each of TMLLC
and TPLLC.

5(b) TMC has sole power to vote,
direct the voting, dispose and direct
the disposition of the shares
beneficially owned by TMLLC and TPLLC.
Mr. Robertson, as controlling person
of each of the filing Persons may,
under SEC rules, be deemed to
beneficially own all the shares
reported hereunder.  In addition, Mr.
Robertson separately owns 0.16% of the
Common Stock as previously reported
under Section 16(a).  Except to the
extent he is deemed to beneficially
own the shares under SEC precedent,
Mr. Robertson disclaims beneficial
ownership.

January 25, 1999.

After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set forth
in this statement is true, complete
and correct.


TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C. /s/  Nolan
Altman, Chief Financial OfficerOfficer


JULIAN H. ROBERTSON, JR.


By:  /s/  Nolan Altman
Under Power of Attorney dated 1/27/95
On File with Schedule 13G for Kohl's
Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Amendment No. 7 to Schedule 13D dated
January 25, 1999 relating to shares of
common stock of XTRA Corporation shall
be filed on behalf of the undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief Financial
Officer

TIGER PERFORMANCE L.L.C. /s/  Nolan
Altman, Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:  /s/
Nolan Altman
Under Power of Attorney dated 1/27/95

On File with Schedule 13G for

Kohl's Corp. 2/7/95